October 31, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
                        OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three-month periods ended September 30, 1998 and 1997, total revenues increased 6.2% from $678,489 to $720,419 and total expenses decreased 1.7% from $417,871 to $410,827. Minority interest in income of real estate joint venture increased 28.8% from $24,611 to $31,688. As a result, net income increased 17.8% from $236,007 to $277,904 for the three-month period ended September 30, 1998, as compared to the same period in 1997. Rental revenue increased as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 86.7% for the three month period ended September 30, 1998, as compared to 85.9% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $6,000 (1.6%) due primarily to a decrease in salaries and wages and yellow pages advertising costs, partially offset by increases in maintenance and repair expenses and property management fees. General and administrative expenses remained constant. Minority interest in income of real estate joint venture increased primarily as a result of higher rental revenue.

For the nine-month periods ended September 30, 1998, and 1997, total revenues increased 4.5% from $1,971,737 to $2,060,579 and total expenses decreased 0.4% from $1,263,967 to $1,259,492. Minority interest in income of real estate joint venture increased 25.7% from $66,421 to $83,512. As a result, net income increased 11.9% from $641,349 to $717,575 for the nine-month period ended September 30, 1998, as compared to the same period in 1997. The increase in revenue is primarily due to the increase in rental income as a result of higher unit rental rates. Operating expenses decreased approximately $9,300 (0.9%) due primarily to decreases in yellow pages advertising costs and salaries and wages, partially offset by an increase in real estate tax expense, maintenance and repair expense and property management fees. The decrease in salaries and wages is primarily due to a non-recurring termination payment to a facility manager in the prior year. General and administrative expenses increased approximately $4,800 (2.9%) as a result of relatively insignificant fluctuations in various expense accounts. Minority interest in income of real estate joint venture increased primarily as a result of higher rental revenue and lower yellow pages advertising costs and salaries and wage expense.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material advrse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President